Exhibit 14.1

Crum & Forster Holdings Corp.

Code Of Ethics For Senior Financial Officers

     Crum & Forster Holdings Corp. (“Crum & Forster”) has adopted the following Code of Ethics to outline principles to which Crum & Forster’s Chief Executive Officer, Chief Financial Officer, Vice President, Finance or Controller, as applicable, or persons performing similar functions (Crum & Forster’s “Senior Financial Officers”) are expected to adhere in the conduct of Crum & Forster’s business.

     This Code sets forth guiding principles regarding individual and peer responsibilities, as well as responsibilities to other employees, the public and other stakeholders. Crum & Forster’s Senior Financial Officers are expected to abide by this Code as well as any other applicable Crum & Forster policies and guidelines. As with any statement of policy, the exercise of judgment is required in determining applicability of this Code to each individual situation.

     Crum & Forster’s Audit Committee (the “Committee”) will be responsible for monitoring compliance with this Code. The Committee will assess the adequacy of the Code periodically and recommend any changes to Crum & Forster’s board of directors (the “Board”).

I. PURPOSE

     Crum & Forster’s Senior Financial Officers hold an important and elevated role in Crum & Forster’s corporate governance. As members of Crum & Forster’s senior management team, Crum & Forster’s Senior Financial Officers are uniquely capable and empowered to ensure all stakeholders’ interests are appropriately balanced, protected and preserved. This Code of Ethics provided principles that Crum & Forster’s Senior Financial Officers are expected to adhere to and advocate. It embodies rules regarding individual and peer responsibilities, as well as responsibilities to employers, the public and other stakeholders. This Code is designed to deter wrongdoing and to promote:

     1. honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

     2. full, fair, accurate, timely and understandable disclosure in reports and documents, if any, that Crum & Forster files with, or submits to, government authorities or stock exchanges pursuant to U.S. Securities laws, if applicable, and in other public communications made by Crum & Forster;

     3. compliance with applicable governmental laws, rules and regulations;

     4. the prompt internal reporting to the Committee of violations of the Code; and

     5. accountability for adherence to the Code.

II. HONEST AND ETHICAL CONDUCT; NO CONFLICTS OF INTEREST

     Crum & Forster’s Senior Financial Officers will exhibit and promote the highest standards of honest and ethical conduct that:

•	encourage and reward professional integrity in all aspects of the financial organization, by eliminating inhibitions and barriers to responsible behavior, such as coercion, fear of reprisal, or alienation from the financial organization or the enterprise itself;

•	provide a mechanism for members of the finance organization to inform senior management or deviations from policies and procedures governing honest and ethical behavior;

•	demonstrate their personal support for such policies and procedures through periodic communication reinforcing these ethical standards throughout the finance organization; and

•	prohibit and eliminate the appearance or occurrence of conflicts between the best interests of Crum & Forster and the possibility of material personal gain for a member of Crum & Forster’s organization, including Crum & Forster’s Senior Financial Officers.

     Each of Crum & Forster’s Senior Financial Officers is expected to avoid any outside activity, financial interest or relationship that may present a possible conflict of interest or the appearance of such conflict. Each of Crum & Forster’s Senior Financial Officers is required to promptly disclose any such conflict of interest to the Committee. Any member of the Committee or the Board who is the subject of a possible conflict of interest will recuse himself or herself from any resulting investigation or deliberations.

III. FINANCIAL RECORDS AND PERIODIC REPORTS

     Crum & Forster’s Senior Financial Officers will establish and manage Crum & Forster’s transaction and reporting systems and procedures to ensure that full, fair, accurate, timely, and understandable disclosure in reports and documents, if any, that Crum & Forster files, furnishes, or submits to, the U.S. Securities and Exchange Commission.

•	Crum & Forster’s business transactions will be properly authorized and completely and accurately recorded on Crum & Forster’s books and records in accordance with Generally Accepted Accounting Principles and established company financial policy.

•	The retention or proper disposal of Crum & Forster records is in accordance with established financial policies and applicable legal and regulatory requirements.

IV. COMPLIANCE WITH APPLICABLE LAWS, RULES AND REGULATIONS (INCLUDING INSIDER TRADING LAWS)

     Crum & Forster actively promotes compliance with all applicable laws, rules and regulations, including insider trading laws, in each jurisdiction in which it does business. Insider trading is both unethical and illegal, and will be dealt with severely (see Crum & Forster’s Corporate Policy and Procedure on Insider Trading for details of the responsibilities of Crum & Forster’s officers, directors and employees with respect to insider trading).

•	Crum & Forster’s Senior Financial Officers are expected to comply with the applicable laws of the state in which they operate as well as other applicable U.S. statutes, laws and Crum & Forster’s policies.

•	Crum & Forster’s Senior Financial Officers should avoid any situation that could be perceived as improper, unethical or indicate a casual attitude towards compliance with such laws.

•	Crum & Forster’s Senior Financial Officers must monitor the compliance of Crum & Forster’s finance organization with any applicable federal, state or local statute, regulation or administrative rule.

•	Crum & Forster’s Senior Financial Officers must identify, report and correct in a swift and certain manner, any detected deviations from such laws and may seek advice from Crum & Forster’s Legal Department of the Committee, as appropriate.

V. REPORTING OF ANY ILLEGAL OR UNETHICAL BEHAVIOR

     Crum & Forster actively promotes ethical behavior in all its business activities. Senior Financial Officers are encouraged to speak to the General Counsel or the Committee at any time if there is any doubt about the best course of action in a particular situation.

     Crum & Forster’s Senior Financial Officers are required to promptly report violations of law, rules, regulations or this Code to the General Counsel, if any, and the Committee. Violations may also be reported in confidence and every effort will be made to protect the confidentiality of those furnishing information. Crum & Forster will not tolerate retaliation, in any form, against any person for complaints or reports made in good faith.

VI. ACCOUNTABILITY FOR ADHERENCE TO THE CODE

     Only the Committee may grant a waiver from this Code and the granting of any such a waiver will be promptly disclosed to Crum & Forster’s stockholder(s). “Implicit waivers” are included within the definition of “waivers” and are defined as the failure by Crum & Forster to take action within a reasonable period of time regarding a material departure from a provision of the Code that has been made known to a member of the Board.

     As may be required by applicable law, a copy of the Code will be filed as an exhibit to Crum & Forster’s annual report, if any, or posted on Crum & Forster’s website (in which case, Crum & Forster must also disclose in its annual report, if any, the Internet address of its website and that it has posted the Code in this manner) or an undertaking will be provided by Crum & Forster in its annual report, if any, to provide a copy without change upon request. Any changes to the Code will be promptly disclosed to Crum & Forster’s stockholder(s).

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